MannKind Corporation ADVANCING CLINICAL CONCEPTS 2006 Annual Report

MannKind





STUDY 101

A Phase 2 clinical trial in patients with type 1 diabetes

STUDY 014

A Phase 3 clinical trial in patients with type 2 diabetes



DIABETES

from a patient's perspective

HOW DOES THE TECHNOSPHERE® INSULIN SYSTEM WORK?

MEASURING THE EFFECTIVENESS OF DIABETES THERAPY

[illegible] FOCUSED ON THE DISCOVERY, DEVELOPMENT AND COMMERCIALIZATION OF THERAPEUTIC [illegible] FOR DIABETES AND CANCER. [illegible] LEAD PRODUCT, THE TECHNOSPHERE® [illegible] CLINICAL TRIALS IN THE UNITED STATES, EUROPE AND LATIN [illegible] SAFETY AND EFFECTIVENESS IN THE TREATMENT OF DIABETES.

CONTENTS

Dear Stockholders

"Pivotal" is the only word to describe 2006. During the past year, we embarked on the final phase of our journey to become a fully integrated biopharmaceutical company. We launched the remaining registration trials for our lead product, the Technosphere® Insulin System. We backfilled our pipeline by moving a second product – an oncology therapeutic – into clinical development. We commenced the expansion of our manufacturing facility in Danbury, Connecticut in order to meet our anticipated commercial production needs for Technosphere® Insulin. We grew our workforce to 545 employees, bringing on board a number of experienced pharmaceutical professionals. We also raised net proceeds of $497 million in simultaneous debt and equity offerings, giving us the financial resources to move forward with our aggressive plans.

Among the many highlights of 2006:

- We completed the first Phase 3 trial of our lead product, Technosphere® Insulin. In this study of patients with type 2 diabetes, we demonstrated that our investigational product produced HbA1c improvements comparable to those seen in a group of patients treated with a rapid-acting insulin analog (RAA) but with substantially less mild/moderate hypoglycemia and no severe hyperglycemia. Strikingly, Technosphere® Insulin was associated with a significant weight reduction compared to the weight gain observed in the RAA group.



- We also observed that Technosphere® Insulin produced similar HbA1c and weight results in a Phase 2 study of patients with type 1 diabetes. In this study, we observed weight loss as well as substantially reduced glucose fluctuations with Technosphere® Insulin following a meal – a finding that has important implications for the ability of our therapy to reduce long-term complications of diabetes.

- We completed enrollment of a two-year, pivotal, Phase 3 safety study of Technosphere® Insulin. We closed the enrollment of Study 030 in early September 2006 with 2051 patients. With study completion now targeted for September 2008, we remain on track to file a new drug application for Technosphere® Insulin by the end of 2008.

- We initiated the remaining pivotal Phase 3 efficacy studies of Technosphere® Insulin. Studies 009 and 102 are now enrolling patients at centers in the United States, Europe and Latin America. An additional Phase 3 efficacy study, 103, is also enrolling patients.

- We received clearance from the FDA of our investigational new drug application for MKC1106-PP, allowing us to begin enrolling patients in a Phase 1 trial to evaluate this product for the treatment of a variety of cancers, including breast, lung, ovarian, pancreatic, renal and colorectal cancers and melanoma.

While we build upon these accomplishments, we realize that our ambition level exceeds our current resources and capabilities. Although we are confident that Technosphere® Insulin, once approved, will be a highly successful product, we realize that our strength lies in discovery, development and manufacturing. We do not yet possess the sales and marketing capability required to launch Technosphere® Insulin in the United States to large numbers of general practitioners as well as specialists, nor do we have the resources to commercialize in Europe and elsewhere. For this reason, we continue to hold discussions with potential sales and marketing partners who can provide this expertise and can help to accelerate the penetration of Technosphere® Insulin into the diabetes market. We have a strong belief in the value of our lead product and we want to make sure that we do the right deal with the right partner. We can afford to be patient.

That we can afford to be patient is because our stockholders have been tremendously supportive. Our simultaneous offerings of debt and equity last fall were both oversubscribed and included many high-quality institutions. We sincerely appreciate this vote of confidence in our product and our business plans and are working hard to ensure that your trust in us is justified.

The year ahead will be extraordinarily busy for us as we conduct our pivotal trials and advance our level of commercial readiness. There may be few external signs of progress – we will not be in a position to report on our pivotal trials until 2008 – but we will be highly engaged nonetheless.

Sincerely,



Hakan S. Edstrom
President and
Chief Operating Officer



Alfred E. Mann
Chairman and
Chief Executive Officer


from a patient's perspective
resulting from the insufficient producti
key regulator hormone of the body's
blood glucose levels after a meal signals cells
rete insulin into the bloodstream. Insulin, in
to enter cells in the body where it is burned for energy or
use. People with diabetes either do not produce enough insulin or
their own insu. As a result, glucose builds up in
tream.

Over time, diabetes can lead to a myriad of life-threatening complications, including heart disease, stroke, vision loss, kidney disease and neuropathy (nerve damage). Ultimately, if untreated, the disease can lead to coma and death.

There are two forms of the disease. Type 1 diabetes is an autoimmune disease characterized by a complete lack of insulin secretion by the pancreas. People with type 1 diabetes require insulin injections in order to live. Their bodies produce little or no insulin because their immune systems attack and destroy the insulin-producing beta cells in the pancreas.

In type 2 diabetes, the pancreas continues to produce some insulin; but insulin dependent cells become resistant toward the insulin effect. Over time, the pancreas becomes increasingly unable to secrete adequate amounts of insulin to support metabolism.

Type 2 diabetes is the more prevalent form of the disease, affecting approximately 90% to 95% of people diagnosed with diabetes.

CURRENT TREATMENT

The goal of diabetes treatment is to achieve and maintain blood glucose levels within or near the normal range (90 to 126 mg/dL). Maintaining blood glucose levels in this range can be very difficult with current therapies. In order to effectively manage their condition, diabetes patients must learn to prevent their blood glucose levels from plunging too low (hypoglycemia) or spiking too high (hyperglycemia).

Day-to-day maintenance for type 1 diabetes requires a strict daily treatment regimen of multiple insulin injections together with diet, exercise and blood glucose testing (sometimes many times per day).

Unlike type 1 diabetes, type 2 diabetes disease management, at least early in the disease, is more dependent on lifestyle choices including healthful eating and exercise, together with daily blood glucose testing. Significant changes in diet and exercise can temporarily enable patients with early type 2 diabetes to eliminate the need for medications. However, type 2 diabetes is a progressive disease. In many cases, patients with type 2 diabetes eventually require medical treatment.

ANTI-DIABETIC MEDICATIONS ■

There are several non-insulin diabetes treatments that can be used to control blood glucose levels, either alone or in combination with insulin.

Today these drugs can be divided into seven distinct families including sulfonylureas (e.g. Glucotrol®, Diabeta®, Glynase®, Micronase® and Amaryl®), meglitinides (e.g. Prandin® and Starlix®), biguanides(e.g. Glucophage®, Glucophage® XR and Fortamet®), thiazolidinediones (e.g. Avandia® and Actos®), alpha-glucosidase inhibitors (e.g. Prandase®, Precose® and Glyset®), incretin mimetics (e.g. Byetta®), and inhibitors of dipeptidyl peptidase IV (e.g. Januvia®).

The large number of such drugs is an indicator of just how critical diabetes treatment has become. However, most treatments have significant side effects and are not considered ideal for one reason or another. Insulin replacement continues to play a significant role in the treatment of diabetes.

INSULIN ■

All individuals with type 1 diabetes must use insulin to control their blood glucose levels, and roughly 30% of those with type 2 diabetes also require insulin. Until recently, subcutaneous injections were the only way to administer insulin. Many different insulins are available for diabetes treatment. These insulins are classified by the speed with which they lower blood glucose and the duration of glucose-lowering activity. While insulin is the standard of care for patients with diabetes, its use has certain shortcomings.

INSULIN CHALLENGES ■

The primary challenge for insulin therapy involves synchronizing the onset of insulin activity with the absorption of mealtime glucose. In healthy individuals, blood insulin levels rise, and glucose production by the liver stops, within minutes after glucose from a meal enters the blood. These events allow healthy individuals to maintain normal glucose levels and avoid high blood glucose levels for prolonged periods after eating.

However, for patients with diabetes, injected mealtime insulin enters the system slowly, requiring up to three hours to reach peak activity. During this time, the patient may experience hyperglycemia until the injected insulin takes effect and lowers blood glucose. Typically, the insulin outlasts the glucose ingested from a meal, which then leads to hypoglycemia. This cycle of extremes in blood glucose levels eventually causes long-term organ damage.

This dilemma led to the development of rapid-acting insulin analogs that start working 15 to 30 minutes after injection and reach peak effectiveness in 30 to 90 minutes; however, their action can persist for up to 5 hours. Rapid-acting analogs are an improvement over regular insulin, but the need remains for a new form of insulin that takes effect even more rapidly *and* has a duration of action that does not exceed the period of glucose ingestion from a meal. An insulin therapy that mimics the body's natural insulin response would be ideal. We believe that Technosphere® Insulin has the potential to be that ideal insulin.

20.8 **APPROXIMATELY 20.8 MILLION PEOPLE IN THE UNITED STATES SUFFER FROM DIABETES. THAT NUMBER IS EXPECTED TO RISE TO 48.3 MILLION PEOPLE BY 2050.**

MEASURING THE EFFECTIVENESS OF DIABETES THERAPY

Average glucose (HbA1c) is not the whole story...



Glucose Levels:
Fasting and Post-meal Glucose Levels
Meal
Meal
Meal
400
350
300
250
200
150
100
50
0
Glucose (mg/dL)
0600
1000
1400
1800
2200
0200
0600
Time of Day

Illustration 4.a

MODIFIED FROM HIRSCH ET AL., *CLINICAL DIABETES* 23:78-86, 2005.

The red line illustrates the elevated fasting glucose and large glucose fluctuations observed in uncontrolled diabetes. The blue line shows how basal insulin lowers fasting glucose and reduces acute glucose fluctuations. The black line shows how the addition of mealtime insulin to basal insulin causes a reduction in acute glucose fluctuations.

Recent findings have indicated that diabetes therapy must strive to manage acute glucose fluctuations in addition to average glucose levels (see Illustration 4.a). The potential value of MannKind's Technosphere® Insulin System can be seen in how effectively it controls the extent of acute glucose fluctuations.

Patients with diabetes develop abnormally high levels of glucose, a state known as hyperglycemia, either because they produce insufficient levels of insulin or because they fail to respond adequately to the insulin produced by the body. Over time, high levels of blood glucose can lead to major complications, including high blood pressure, blindness, amputation, kidney failure, heart attack, stroke and death.

HBA1C LEVELS ■

There are two components to the hyperglycemia concern. The first is related to the duration and magnitude of the chronic sustained hyperglycemia associated with poorly controlled diabetes. This component is assessed by measuring the level of glycosylated hemoglobin (HbA1c), which is a reflection of the average glucose levels in the bloodstream over the preceding three or four months. HbA1c levels are an indication of the general degree of glucose control. As can be seen in Illustration 4.a, the baseline or fasting glucose levels can be a major factor in average glucose levels. An important goal of all diabetes therapies is to lower HbA1c levels.

ACUTE GLUCOSE FLUCTUATIONS ■

The second component of hyperglycemia relates to the extent of acute fluctuations primarily in blood glucose above and below the average level. These fluctuations occur in response to meals. Over time, excessive glucose fluctuations damage blood vessels and surrounding cells. This damage shows up first in the fine capillaries found in the eyes, kidneys, fingers and toes. This damage can lead to blindness, kidney failure, amputation, heart attack and stroke.

DCCT/EDIC TRIAL ■

There is growing evidence that doctors and patients should place greater emphasis on managing acute glucose fluctuations. In the Diabetes Control and Complications Trial (DCCT), a group of patients treated using conventional insulin therapy (1 to 2 insulin injections per day along with daily urine glucose tests) was compared to a group treated using intensive insulin therapy (either an insulin pump or at least 3 insulin injections and at least 4 blood glucose tests per day). In total, 1,441 patients were followed for an average of 6.5 years each.

The researchers found that intensive insulin therapy produced a significant reduction in HbA1c levels compared to conventional insulin therapy; the difference between treatment groups remained evident for the duration of the study. Moreover, the patients who had been intensively treated also showed significant decreases in risk for kidney and eye damage compared to the conventional treatment group. When these results were reported, the DCCT was discontinued.

A group of 1,375 of these subjects (half from each of the original treatment groups) was subsequently followed in the Epidemiology of Diabetes Interventions and Complications (EDIC) study. After seven years in the EDIC study, the HbA1c levels of the former conventional therapy group did not differ from the HbA1c levels of the former intensive treatment group – the HbA1c levels of the former conventional therapy group had improved from the DCCT while those of the former intensive therapy group had deteriorated.

However, the former conventional therapy group continued to show an elevated risk of kidney and eye damage compared to the former intensive therapy group. The implication of these results is that intensive insulin therapy — which reduces acute glucose fluctuations — can be beneficial for patients with diabetes, even years after the therapy has been less intensified. However, the EDIC also demonstrates how intensive insulin therapy is difficult for many patients to implement in a home setting. Moreover, with intensive therapy, the insulin products on the market today do not enter the bloodstream fast enough to replicate the tight coupling between changes in blood glucose levels and the release of insulin by the pancreas that is seen in healthy individuals without diabetes.

MannKind's Technosphere® Insulin therapy addresses this problem in two ways:

- Insulin administration by inhalation is more convenient than injection and also more amenable to intensive therapy.
- The Technosphere® Insulin formulation delivers insulin monomers to the deep lung. The insulin is absorbed rapidly and begins to lower blood glucose faster than injected insulin, mimicking insulin action in healthy individuals.

HOW DOES THE TECHNOSPHERE® INSULIN DELIVERY SYSTEM WORK?



REPLICATES NATURAL PROCESS □

In clinical trials to date, our Technosphere® Insulin System has produced a profile of insulin levels in the bloodstream that approximates the post-meal insulin profiles normally seen in healthy individuals.

Technosphere® Insulin has been shown to be rapidly absorbed into the bloodstream following inhalation, reaching peak levels within 12 to 14 minutes. As a result of this rapid onset of action, most of the glucose-lowering activity of Technosphere® Insulin occurs within the first three hours of administration — which is generally the period during which glucose becomes available from a meal — instead of the much longer duration of action observed when insulin is injected subcutaneously.

We believe that the relatively short duration of action of Technosphere® Insulin reduces the need for patients to snack between meals in order to manage ongoing blood glucose excursions (rapid glucose level elevations and depressions). Indeed, in our clinical trials, we have observed that patients using the Technosphere® Insulin System have achieved significant reductions in acute glucose fluctuations and significant decreases in HbA1c levels without the weight gain typically associated with insulin therapy.



FORMULATION TECHNOLOGY □

Technosphere® Insulin's rapid action may be related to unique characteristics of both our carrier molecule and the insulin in our formulation.





TECHNOSPHERE® INSULIN		ACTION
pH-Sensitive Carrier Particles	⇨	Dissolve instantly on lung tissue
Aerodynamic Carrier Particles	⇨	Navigation into deep lung
Insulin Monomers	⇨	Already in bioactive form

Our Technosphere formulation technology is centered on a class of pH-sensitive organic molecules that self-assemble into small particles under mildly acidic conditions. Certain drugs, such as insulin, can be loaded onto these particles by combining a mildly acidic solution of the drug with a suspension of Technosphere® material, which is dried to a powder. This powder is then filled into plastic cartridges and packaged.

To administer Technosphere Insulin, a patient loads a cartridge into our palm-sized inhaler. By inhaling through the inhaler, air is pulled through the cartridge, which aerosolizes the powder and pulls the particles into the air current and out through the mouthpiece. The particles are small and have aerodynamic properties that enable them to travel deep into the lungs.

When the particles contact the moist lung surface with its neutral pH, the Technosphere® particles dissolve immediately. This releases the insulin molecules, which then diffuse across a thin layer of cells into the bloodstream. Studies indicate that the insulin absorption is a passive process that occurs without disruption of either the cell membranes or the tight junctions between cells.

INSULIN MONOMERS ■

When the Technosphere particles dissolve, the insulin that is released is in a form that can readily be used by the body.

In most pharmaceutical dosage forms, regular human insulin exists as a hexamer, a complex of six associated insulin molecules. In order to exert a pharmacological effect, the hexamer must first dissociate into three dimers — complexes of two insulin molecules — which then further dissociate into individual insulin molecules, or monomers. Only these monomers exert a physiological effect. Rapid-acting insulin analogs are designed to be fragile hexamers that dissociate more quickly than regular insulin, thereby reducing the time required to achieve an effect, but this is still far slower than insulin that is released from a healthy pancreas.

The insulin released from Technosphere particles is already largely in monomeric form. During the manufacture of Technosphere Insulin, we cause hexameric insulin to dissociate into insulin monomers before being loaded onto Technosphere particles.

These properties may explain why the Technosphere Insulin System produces such a rapid elevation in insulin levels following inhalation. This time-action profile approximates the insulin profile normally seen in healthy individuals immediately following the beginning of a meal, but which is absent in patients with diabetes.


Study

Study 101 was designed to compare the safety and efficacy (blood glucose control) of Technosphere® Insulin and insulin aspart (Novolog®), a rapid-acting insulin analog (RAA), in patients with type 1 diabetes.

This study involved 110 patients with type 1 diabetes on basal/prandial therapy, a dosing regimen used in the everyday intensive management of diabetes. Patients were randomized into a group that used Technosphere® Insulin (n=54) at mealtime or a group that used the RAA (n=56) at mealtimes. Both groups used insulin glargine (Lantus®) as a basal insulin.

The patients were followed for 12 weeks during which individual adjustments of therapy were made as necessary. Standardized meal tests were conducted at study initiation and after 8 and 12 weeks of therapy. HbA1c levels and post-meal glucose fluctuations were assessed at the initial visit, at the start of randomized treatment and at study completion. Comparisons were made between the patient group receiving Technosphere® Insulin and the patient group receiving RAA.

Pulmonary safety was assessed by different measurements of lung function, including forced expiratory volume (FEV_1) – the volume of air that can be forced out in one second after taking a deep breath – and carbon monoxide lung diffusing capacity (DLco) – a measure of the gas exchange capacity of the lungs.

RESULTS ☐

After 12 weeks of treatment, both patient groups achieved a statistically significant decrease in HbA1c levels (0.83% in the Technosphere® Insulin patient group and 0.99% in the RAA patient group). However, during the standardized meal tests conducted at week 12, we observed a rather striking difference between the post-meal glucose levels of the two groups. Graph 9.a shows that, in the group that received the RAA, there was a sharp rise in blood glucose immediately after the meal, followed by a gradual decline, reaching baseline in about four hours. In the group that received Technosphere® Insulin, there was a short dip in blood glucose immediately after the dose; subsequent glucose fluctuations were considerably lower than with the RAA.

> See illustration 9.a – Glucose vs. Time

101

a Phase 2 clinical trial in patients with type 1 diabetes

We quantified these fluctuations by measuring the area under each curve. Graph 9.b illustrates the significant reductions in post-meal glucose fluctuations achieved following the use of Technosphere® Insulin.

> *See illustration 9.b – Glucose Excursions*

We were also intrigued by the observation that, over 12 weeks of treatment, the RAA patient group experienced an average increase in weight of 1.8lbs. whereas the Technosphere® Insulin patient group experienced an average weight *loss* of 2.0 lbs. This difference in weight change between the two groups was statistically significant ($p=0.0018$).

After 12 weeks of treatment, pulmonary function, as measured by FEV_1, and DLco, did not differ from baseline for the Technosphere® Insulin and RAA patient groups. The results were consistent with the Company's previous studies of Technosphere® Insulin that have demonstrated improvement in overall glycemic control reductions in post-meal glucose fluctuations, no deterioration in pulmonary lung function and no weight gain with Technosphere® Insulin at any of the dosage levels tested.

CONCLUSION

This study demonstrated that patients with type 1 diabetes can achieve comparable decreases in HbA1c levels using the Technosphere® Insulin System as patients treated with an injected RAA. The Technosphere® Insulin System was better able to reduce post-meal glucose fluctuations. Our study also found that patients using Technosphere® Insulin lost weight during the study in contrast to patients using the RAA who gained weight. Moreover, after twelve weeks of treatment, pulmonary function did not differ between the two patient groups.

Study 101 results:
Glucose levels after standard meal



Change in blood glucose (mg/dL)
80
60
40
20
0
-20
-40
0
50
100
150
200
250
300
350
400
450
Time after meal (min)
— RAA
— Technosphere® Insulin

Illustration 9.a

Study 101 results:
Post-meal glucose excursions after standard meal



Area under curve (mg/dL*min)
480
360
240
120
0
-120
-240
-360
Above baseline
Below baseline
76%
p=0.02
p=0.39
— RAA
— Technosphere® Insulin

Illustration 9.b



Study 014 was designed to compare the safety and efficacy (blood glucose control) of Technosphere® Insulin and the insulin aspart (Novolog®), a rapid-acting insulin analog (RAA), in patients with type 2 diabetes.

udy

This study involved 308 patients with type 2 diabetes. Patients were randomized into a group that used Technosphere® Insulin (n=150) at mealtimes or a group that used the RAA (n=158) at mealtimes. Both groups used insulin glargine (Lantus®) as a basal insulin.

Patients were followed for 24 weeks during which individual adjustments of therapy were made as necessary. Glucose control in both treatment groups was assessed by periodic determinations of HbA1c levels. We did not conduct standardized meal tests in this study. Pulmonary function was assessed by serial measurements of FEV_1 and forced vital capacity (FVC), a measure of pulmonary capacity. After the treatment period, patients reverted to their conventional therapy and pulmonary function was followed for an additional 24 weeks.

RESULTS □

Both patient groups achieved statistically significant improvements in HbA1c levels (1.05% in the Technosphere® Insulin patient group and 1.30% in the RAA patient group). Pulmonary function, as assessed by FEV_1 and FVC, did not differ between the two patient groups after six months of treatment and after the six month withdrawal period.

Yet there were important differences between the treatment groups. Significantly fewer patients experienced mild to moderate hypoglycemia in the Technosphere® Insulin patient group than in the RAA patient group and there were no severe hypoglycemic incidences. In addition, after six months of treatment, the RAA patient group experienced an average weight increase of 0.5 lbs. whereas the Technosphere® Insulin patient group experienced a weight *loss* of 1.7 lbs. This difference in weight change between the two groups was statistically significant (p=0.0007).

> See illustration 11.a – Weight Changes

014

a Phase 3 clinical trial in patients with type 2 diabetes

CONCLUSION

As in study 101, patients using Technosphere® Insulin achieved comparable decreases in HbA1c levels as patients treated with an injected RAA. In addition, we observed no adverse effect on pulmonary function in either treatment group. However, unlike the injected RAA group, Technosphere® Insulin patients lost weight during the treatment period.



Study 014 results:
Weight changes
Weight difference from baseline (lbs)
1.0
0.5
0.0
-0.5
-1.0
-1.5
-2.0
RAA
Technosphere® Insulin
-8
-4
0
4
8
12
16
20
24
28
Time (weeks)

Illustration 11.a

WHY NO WEIGHT GAIN?

We were surprised to observe no weight gain, and even weight loss, in patients using the Technosphere® Insulin System to control their blood glucose. We believe that this phenomenon may stem from the synchronization of Technosphere® Insulin activity to meal digestion. Meal digestion is somewhat variable, but generally lasts approximately three hours. Graph 11.b, taken from our clinical data, illustrates that over 80% of the glucose-lowering activity of regular subcutaneous insulin is not exerted until at least three hours after a meal. At this point, patients run the risk of becoming hypoglycemic. Typically, this situation encourages patients to eat snacks between meals, contributing to the weight gain often associated with insulin therapy. By contrast, approximately three-quarters of the action of Technosphere® Insulin occurs within the first three hours after a meal. After this point, there is little insulin present to cause hypoglycemia, thereby alleviating the need to snack.



Time-action profiles:
Hypothesis: Better synchronization of insulin activity to glucose absorption from a meal
Glucose Lowering Activity
4
3.5
3
2.5
2
1.5
1
0.5
0
180 min
Subcutaneous insulin
Technosphere® Insulin
0
100
200
300
400
500
600
Time from Dosing (min)

Illustration 11.b

It is clear that the rising incidence of diabetes is creating a looming medical crisis that will demand more effective treatments. The therapies of the last 80 years are not adequate to address the epidemic of diabetes.

What is not obvious is that the large number of diabetes therapies in development do not address key issues critical to the management of the disease. With Technosphere® Insulin, MannKind is assuming a leadership role in insulin delivery with a product that represents the potential first offering in a new class of insulins—supra-rapid acting insulins that provide real-time control of glucose that mimics nature.

The growing diabetes market will ultimately require multiple therapies. With Technosphere® Insulin, MannKind may bring clinicians a powerful new option in diabetes therapy.

Jay S. Skyler, M.D., MACP
Professor, Division of Endocrinology, Diabetes, & Metabolism
Associate Director - Diabetes Research Institute
University of Miami

BOARD OF DIRECTORS

Alfred E. Mann
Chairman and Chief Executive Officer

Hakan S. Edstrom
President, Chief Operating Officer
and Director

Kathleen Connell, Ph.D.
President
Connell Group, Inc.
*Director until May 2007

Ronald Consiglio
Managing Director
Synergy Trading

Michael A. Friedman, M.D.
President and Chief Executive Officer
City of Hope National Medical Center

Llew Keltner, M.D., Ph.D.
Founder and Chief Executive Officer
EPISTAT
*Director until May 2007

Kent Kresa
Chairman Emeritus
Northrop Grumman Corporation

David H. MacCallum
Managing Partner
Outer Islands Capital, L.P.

Henry L. Nordhoff
President and Chief Executive Officer
Gen-Probe Incorporated

EXECUTIVE OFFICERS

Alfred E. Mann
Chairman and Chief Executive Officer

Hakan S. Edstrom
President, Chief Operating Officer
and Director

Richard L. Anderson
Corporate Vice President
and Chief Financial Officer

Juergen A. Martens, Ph.D.
Corporate Vice President Operations
and Chief Technical Officer

Diane M. Palumbo
Corporate Vice President
Human Resources

Dr. Peter C. Richardson
Corporate Vice President
and Chief Scientific Officer

David Thomson, Ph.D., J.D.
Corporate Vice President
and General Counsel

ANNUAL MEETING

The Company's annual meeting
of stockholders will be held:
Thursday, May 24, 2007
10:00 a.m. (Pacific)
28903 North Avenue Paine
Valencia, CA 91355
Tel +1.661.775.5300

TRANSFER AGENT

Mellon Investor Services, LLC
400 South Hope Street
Fourth Floor
Los Angeles, CA 90071

LEGAL COUNSEL

Cooley Godward Kronish LLP
4401 Eastgate Mall
San Diego, CA 92121

INDEPENDENT AUDITORS

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071

STOCK INFORMATION

MannKind Corporation stock is
publicly traded on the NASDAQ
Global Market under the symbol
"MNKD."

CORPORATE HEADQUARTERS

MannKind Corporation
28903 North Avenue Paine
Valencia, CA 91355
Tel +1.661.775.5300
Fax +1.661.775.2080
www.mannkindcorp.com

REGIONAL OFFICES

1 Casper Street
Danbury, CT 06810
Tel +1.203.798.8000
Fax +1.203.798.7740

61 South Paramus Road
Mack-Cali Centre IV
Paramus, NJ 07652
Tel +1 201.983.5000
Fax +1.201.450.9982

INVESTOR RELATIONS

Reports regarding the Company are filed electronically with the SEC. You may access these reports and additional information without charge from our website at www.mannkindcorp.com and from the SEC's website at www.sec.gov. In addition, you may contact the Company's investor relations department through "Information Request" on the Company's website or by sending an email to: IR@mannkindcorp.com.

Further data-related information can be found on the Company website

Designed and produced by Mentus, San Diego, California. www.mentus.com

MannKind Corporation

28903 North Avenue Paine
Valencia, CA 91355
Phone: +1.661.775.5300

www.mannkindcorp.com

END